Exhibit 99.1

ABN 82 010 975 612

APPENDIX 4D – INTERIM FINANCIAL REPORT

RESULTS FOR ANNOUNCEMENT TO THE MARKET

Appendix 4D item 2.1
Revenue from ordinary activities.	Decreased 5.0% from previous corresponding period to $1,420,000.
Appendix 4D item 2.2
Profit (loss) from ordinary activities after tax attributable to members.	Loss decreased 38.2% from previous corresponding period to $1,962,000.
Appendix 4D item 2.3
Net profit (loss) for the period attributable to members.	Loss decreased 38.2% from previous corresponding period to $1,962,000.
Appendix 4D item 2.4 and 2.5
The amount per security and franked amount per security of final and interim dividends.

No dividends have been paid or declared during the period and the directors do not recommend the payment of a dividend in respect of the half-year ended 31 December 2011. Dividends are not expected to be paid or declared in the immediate term.

Appendix 4D item 2.6
A brief explanation of any figures in 2.1 to 2.4 necessary to enable the figures to be understood.	See attached Directors’ Report for an explanation of items 2.1, 2.2 and 2.3.
Appendix 4D item 3
Net tangible assets per security.	2011: 28.94 cents
2010: 48.06 cents
Appendix 4D item 4.1	N/A
Entities over which control has been gained.
Appendix 4D item 4.2	N/A
The date of the gain of control.
Appendix 4D item 4.3	N/A
Contribution to profit from ordinary activities.
Appendix 4D item 9 Audit Report Emphasis of matter	An emphasis of matter has been included in the audit report in relation to the entity’s ability to continue as a going concern.

Appendix 4D items 5, 6, 7, and 8 are not applicable.

Half-year Financial Report 31 December 2011

Financial Report

For the half-year ended 31 December 2011

ASX HALF-YEAR INFORMATION – 31 December 2011

Lodged with the ASX under Listing Rule 4.2A. This report should be read in conjunction with Progen Pharmaceuticals Limited’s 30 June 2011 Annual Report.

Contents

DIRECTORS’ REPORT		4
AUDITOR INDEPENDENCE		7
STATEMENT OF COMPREHENSIVE INCOME		8
STATEMENT OF FINANCIAL POSITION		9
STATEMENT OF CHANGES IN EQUITY		10
STATEMENT OF CASH FLOWS		11
NOTES TO THE FINANCIAL STATEMENTS		12
1.	CORPORATE INFORMATION	12
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	12
3.	OPERATING SEGMENTS	13
4.	REVENUE AND EXPENSES	15
5.	TRADE AND OTHER PAYABLES	16
6.	ISSUED CAPITAL	16
7.	SUBSEQUENT EVENTS	16
8.	CONTINGENT LIABILITIES AND ASSETS	16
9.	EXPENDITURE COMMITMENTS	17
10.	ADDITIONAL INFORMATION	17
DIRECTORS’ DECLARATION		18
INDEPENDENT AUDITOR’S REVIEW REPORT		19

DIRECTORS’ REPORT

The Board of Directors of Progen Pharmaceuticals Limited and its controlled entities (‘Progen’ or ‘the Company’) present their report on the Company for the half-year ended 31 December 2011.

Directors

The names of the company’s directors in office during the half-year and until the date of this report are as below.

Mr Stuart James	(Non-Executive Chairman)
Dr John Chiplin	(Non-Executive Director, resigned 22 August 2011)
Dr Julie Cherrington	(Non-Executive Director, resigned 22 August 2011)
Mr Heng Hsin Tang	(Non-Executive Director)
Mr Thomas Burt	(Non-Executive Director, resigned 30 November 2011)
Dr Woei-Jia Jiang	(Non-Executive Director)
Mr Paul Dixon	(Company Secretary)

Principal Activities

The principal activities of the Company during the half-year were:

•                  Discovery, development and commercialisation of pharmaceutical therapeutics for the treatment of cancer and other serious diseases; and

•                  The provision of contracting services related to the process development, manufacture and quality assurance of biological products.

The Company’s objective is to build a sustainable biotechnology business through the discovery, development and commercialisation of pharmaceutical therapeutics for cancer and other serious diseases, and the provision of contract manufacturing services.

Significant Changes in the State of Affairs

During the half-year, the company undertook a significant management restructure as part of a cost minimisation strategy. This included a reduction in the board of directors, the termination of CEO, Sue MacLeman in August 2011 and the closure of the company’s corporate office in Toowong. Progen also announced that following the cancellation of its Phase 1 clinical trial, it is seeking licensing partners for its drug candidate PG545. There were no other significant changes to the Company’s operations during the half-year.

Review of Operations

The loss for the six months ended 31 December 2011 was $1,962,000 compared to a loss of $3,176,000 for the six months ended 31 December 2010. The variance is primarily due to a decrease in research and development expenditure of $698,000, a reduction in employee costs of $304,000 and administrative savings of $56,000. License fee revenue relating to the license of PI-88 to Medigen Biotechnology Corporation (“Medigen”) contributed to a $510,000 improvement to the result, offset by a decrease in profitability of the manufacturing division of $471,000.

DIRECTORS’ REPORT (continued)

Research and Development

During the half-year ended 31 December 2011, research and development expenditure fell by $698,000 to $1,948,000 compared to the prior corresponding period. This is primarily due to the completion of the PG11047 Phase 1a monotherapy study and winding down of both the PG11047 Phase 1b combination study in advanced cancer patients.

The primary activity of this division is the clinical development of the Company’s anti-cancer drug candidates. A summary of our major product categories appears below:

Dual Mechanism Oncology Products

PG545

PG545 is a dual-mechanism anti-angiogenesis compound that blocks blood vessel growth in tumours (starving it of nutrients) and attempts to stop the cancer cells from spreading throughout the body.

The ability of PG545 to inhibit angiogenic growth factors including fibroblast growth factors 1 and 2 (FGF-1, FGF-2) and vascular endothelial cell growth factor (VEGF) is essential for the potent anti-tumour activity observed in a variety of solid tumour models including liver, breast, prostate, head and neck, lung and skin cancer. Moreover, the inhibitory activity of heparanase likely contributes to the significant anti-metastatic effect that PG545 displayed in animal models of experimental and spontaneous metastasis.

Following the cancellation of the PG545 phase 1 clinical trial due to unforseen injection site reactions, the Company has conducted additional preclinical tests to confirm the viability of PG545 under an intravenous route of administration.  Progen is actively seeking licensing partners to continue the clinical development of PG545.

Muparfostat (PI-88)

Muparfostat is a multi-targeted cancer therapeutic in late stage development which inhibits both angiogenesis (or tumour promoting) factors such as Vascular Endothelial Growth Factor (VEGF), Fibroblast Growth Factors (FGF) 1 and 2, and heparanase, an enzyme implicated in metastasis (tumour spread).

On 30 June 2010, Progen signed a License and Collaboration Agreement with Medigen Biotechnology Corporation for the development and commercialisation of muparfostat globally. Under the agreement, royalties are payable to Progen on product sales, and milestone payments at various value inflection points in the product’s development.  Medigen’s primary focus is to commence a Phase 3 clinical trial and seek regulatory approval of the product.

To date, Progen has received two milestone payments pertaining to Medigen’s progress in PI-88 development.  Progen’s research and development team is continuing to assist Medigen and Progen’s wholly owned subsidiary, PharmaSynth, is manufacturing the clinical trial material. This is a significant project for PharmaSynth and will return significant revenues to the organisation throughout the duration of the trial.

DIRECTORS’ REPORT (continued)

Corporate and Administration

License fee revenue relating to the license of PI-88 to Medigen Biotechnology Corporation (“Medigen”) contributed to a $510,000 improvement to the result. Interest income decreased 37.9% from the previous corresponding period to $185,000, due to the reduced cash equivalents available for investment due to operating losses sustained during 2011.

Corporate and administration expenses decreased 19.4% from the previous corresponding period to $1,493,000, following the redundancy of the Chief Executive Officer and savings from the office move in the first quarter of fiscal year 2012.

Other Expenses and Foreign Exchange

Foreign exchange gains of $77,000 were realised, up $156k from a loss of $79,000 in the previous corresponding period. This is due mainly to a weakening Australian Dollar against the US Dollar during the half-year ending 31 December 2011.

Liquidity and Cash Resources

At 31 December 2011 cash assets and short-term investments amounted to $7,558,000 compared to $10,448,000 at 30 June 2011.

PharmaSynth

Progen’s contract manufacturing subsidiary, PharmaSynth, recorded revenues of $725,000, representing a 39.4% decrease over the previous corresponding period.  This decrease was primarily due to a decrease in the value and number of manufacturing contracts obtained during 2011 than in 2010. PharmaSynth recorded a loss of $353,000 for the half-year ended 31 December 2011, compared to a profit of $266,000 for the prior corresponding period.

Rounding of Amounts

The amounts contained in this report and in the financial statements have been rounded to the nearest A$1,000 (where rounding is applicable) under the option available to the Company under Australian Securities and Investments Commission Class Order 98/0100. The Company is an entity to which the Class Order applies.

Auditor Independence

The independence declaration of the Company’s auditors is on page 7 and forms part of this report.

This report has been made in accordance with a resolution of directors.

Stuart James
Chairman
Brisbane, 28 February 2012

Chartered Accountants
& Business Advisers

Lead auditor’s independence declaration under Section 307C of the Corporations Act 2001

To: The directors of Progen Pharmaceuticals Limited and the entities it controlled during the financial half-year

I declare to the best of my knowledge and belief, in relation to the review for the financial half-year ended 31 December 2011 there have been:

•                  no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review, and

•                  no contraventions of any applicable code of professional conduct in relation to the review.

Albert Loots

Partner

Dated at Brisbane this 28th day of February 2012

Tel: 61 7 3226 3555  | Fax: 61 7 3226 3500 | www.pkf.com.au

PKF  | ABN 83 236 985 726

Level 6, 10 Eagle Street |  Brisbane |  Queensland 4000  | Australia

GPO Box 1078  | Brisbane  | Queensland 4001

The PKF East Coast Practice is a member of the PKF International Limited network of legally independent member firms. The PKF East Coast Practice is also a member of the PKF Australia Limited national network of legally independent firms each trading as PKF. PKF East Coast Practice has offices in NSW, Victoria and Brisbane. PKF East Coast Practice does not accept responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Liability limited by a scheme approved under Professional Standards Legislation.

STATEMENT OF COMPREHENSIVE INCOME

For the half-year ended 31 December 2011

		31 December	31 December
		2011	2010
	Note	$’000	$’000

Revenue	4(a)	1,420	1,494

Other income	4(b)	18	25

Expenses
Research and development expenses		(870)	(1,716)
Manufacturing facility expenses		(1,078)	(930)
Administrative and corporate expenses		(1,493)	(1,853)
Finance costs		(5)	(4)
Other expenses	4(e)	(31)	(113)

Net loss from operations		(2,039)	(3,097)

Net foreign exchange gain (loss)	4(c)	77	(79)

Income tax expense		—	—

NET LOSS FOR THE PERIOD		(1,962)	(3,176)

Other comprehensive income
Foreign currency translation		—	(4)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		(1,962)	(3,180)

Basic and diluted loss per share (cents per share)		(7.94)	(12.85)

Weighted average number of shares outstanding during the period used in the calculation of the basic and diluted earnings per share		24,709,097	24,709,097

The accompanying notes form an integral part of this Statement of Comprehensive Income.

STATEMENT OF FINANCIAL POSITION

As at 31 December 2011

		31 December	30 June
		2011	2011
	Note	$’000	$’000
ASSETS
Current assets
Cash and cash equivalents	10	7,443	6,333
Short term investments		115	4,115
Trade and other receivables		937	1,014
Prepayments		318	103
Restricted term deposit		74	74
Total current assets		8,887	11,639

Non-current assets
Restricted term deposit		13	13
Prepayments		113	130
Property, plant and equipment		319	398
Total non-current assets		445	541

TOTAL ASSETS		9,332	12,180

LIABILITIES
Current liabilities
Trade and other payables	5	1,788	2,733
Provisions		203	276
Total current liabilities		1,991	3,009

Non-current liabilities
Provisions		190	180
Total non-current liabilities		190	180

TOTAL LIABILITIES		2,181	3,189

NET ASSETS		7,151	8,991

EQUITY
Contributed equity	6	152,217	152,217
Reserves		3,560	3,438
Accumulated losses		(148,626)	(146,664)

TOTAL EQUITY		7,151	8,991

The accompanying notes form an integral part of this Statement of Financial Position.

STATEMENT OF CHANGES IN EQUITY

For the half-year ended 31 December 2011

				Employee	Foreign
			Accumulated	option	currency
	Number of	Amount	losses	reserve	translation	Total
Consolidated	ordinary shares	$000	$000	$000	$000	$000

At 1 July 2010	24,709,097	152,217	(140,566)	3,283	83	15,017
Loss of the period	—	—	(3,176)	—	—	(3,176)
Other Comprehensive Income	—	—	—	—	(4)	(4)
Total Comprehensive Income for the period	—	—	(3,176)	—	(4)	(3,180)

Share-based payments to employees	—	—	—	38	—	38
At 31 December 2010	24,709,097	152,217	(143,742)	3,321	79	11,875

At 1 July 2011	24,709,097	152,217	(146,664)	3,367	71	8,991
Loss of the period	—	—	(1,962)	—	—	(1,962)
Other Comprehensive Income	—	—	—	—	—	—
Total Comprehensive Income for the period	—	—	(1,962)	—	—	(1,962)

Share-based payments to employees	—	—	—	122	—	122
At 31 December 2011	24,709,097	152,217	(148,626)	3,489	71	7,151

The accompanying notes form an integral part of this Statement of Changes in Equity.

STATEMENT OF CASH FLOWS

For the half-year ended 31 December 2011

		31 December	31 December
		2011	2010
	Note	$’000	$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		1,349	763
Payments to suppliers, employees and others		(4,287)	(3,291)
Interest received		220	316
Finance costs		(5)	(4)
NET CASH FLOWS USED IN OPERATING ACTIVITIES		(2,723)	(2,216)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from short term investments		4,000	11,135
Purchase of plant and equipment		(19)	(36)
Disposal of plant and equipment		—	30
NET CASH FLOWS PROVIDED BY INVESTING ACTIVITIES		3,981	11,129

Net increase in cash held		1,258	8,913
Net foreign exchange differences		(148)	(78)
Cash and cash equivalents at the beginning of period		6,333	3,893
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	10	7,443	12,728

The accompanying notes form an integral part of this Statement of Cash Flows.

NOTES TO THE FINANCIAL STATEMENTS

For the half-year ended 31 December 2011

1.              CORPORATE INFORMATION

The half-year consolidated financial report for Progen Pharmaceuticals Limited and its controlled entities (‘Progen’ or ‘the Company’) for the period ended 31 December 2011 was authorised for issue in accordance with a resolution of the directors on 28 February 2012.

Progen Pharmaceuticals Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange and the OTCQB Market under the ticker symbols PGL and PGLA respectively.

The nature of the operations and principal activities of the Company are described in Note 3.

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The half-year consolidated financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities as the full financial report.

The half-year consolidated financial report should be read in conjunction with the annual Financial Report of the Company as at 30 June 2011.

It is also recommended that the half-year consolidated financial report be considered together with any public announcements made by the Company during the half-year ended 31 December 2011 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001 and the ASX Listing Rules.

Basis of preparation

The half-year consolidated financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standard AASB 134 Interim Financial Reporting and other mandatory professional reporting requirements.

The half-year consolidated financial report is presented in Australian dollars and all values are rounded to the nearest A$1,000 unless otherwise stated under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

For the purpose of preparing the half-year consolidated financial report, the half-year has been treated as a discrete reporting period.

Going Concern

The consolidated entity incurred a net loss of $1.962 million for the 6 month period ended 31 December 2011. As at 31 December 2011 the consolidated entity has cash reserves of $7.443 million, net current assets of $6.896 million and net assets of $7.151 million. Current cash inflows are not sufficient to continue to fund operations and based on current and projected expenditure levels required to meet minimum commitments and operating expenses, management anticipates that a capital raising may be required to continue to fund operations.

The ability of the consolidated entity to continue as a going concern is principally dependent upon one or more of the following:

•                  the ability of the company to raise additional capital in the form of equity and/or government sponsored research;

•                  the continued support of current shareholders; and

•                  the ability to successfully develop and extract value from its projects that are under development.

These conditions give rise to material uncertainty which may cast significant doubt over the consolidated entity’s ability to continue as a going concern.

The directors believe that the going concern basis of preparation is appropriate due to the following reasons:

•                       To date the consolidated entity has funded its activities through issuance of equity securities and it is expected that the consolidated entity will be able to fund its future activities through further issuances of equity securities; and

•                       The directors believe there is sufficient cash available for the consolidated entity to continue operating until it can raise sufficient further capital to fund its ongoing activities.

Should the consolidated entity be unable to continue as a going concern, it may be required to realise its assets and extinguish its liabilities other than in the ordinary course of business, and at amounts that differ from those stated in the financial statements.

This financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts or classification of liabilities and appropriate disclosures that may be necessary should the consolidated entity be unable to continue as a going concern.

3.              OPERATING SEGMENTS

The Company operates in the biotechnology industry. The Company’s activities comprise the research, development, and manufacture of biopharmaceuticals. The operating segments are identified by executive management (chief operating decision makers) based on the nature of the activity.

The operating segments are organised and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets. There are no intersegment transactions.

	Research &
	Development	Manufacturing	Total
31 December 2011	$000	$000	$000

Operating revenue
Sales to external customers	—	725	725
Total segment revenue	—	725	725

Unallocated revenue			713
Total revenue			1,438

Segment result	(871)	(352)	(1,223)

Unallocated revenue (license, interest & other income)			713
Corporate and administrative costs			(1,335)
Other expenses			(117)
Operating loss			(1,962)

31 December 2011
Assets
Segment assets	135	236	371
Cash and cash equivalents / short term investments			7,558
Other assets			1,403
Total assets			9,332

Liabilities
Segment liabilities	207	275	482
Unallocated liabilities			1,699
Total liabilities			2,181

Other segment information
Acquisition of property & equipment, and other non-current assets	—	13	13
Unallocated acquisition of property & equipment, and other non-current assets			6
Depreciation and amortisation	24	55	79
Unallocated depreciation and amortisation			6

	Research &
	Development	Manufacturing	Total
31 December 2010	$000	$000	$000

Operating revenue
Sales to external customers	—	1,196	1,196
Total segment revenue	—	1,196	1,196

Unallocated revenue			323
Total revenue			1,519

Segment result	(1,717)	266	(1,451)

Unallocated revenue (interest & other income)			323
Corporate and administrative costs			(1,935)
Other expenses			(113)
Operating loss			(3,176)

31 December 2010
Assets
Segment assets	173	325	498
Cash and cash equivalents / short term investments			12,843
Other assets			2,040
Total assets			15,381

Liabilities
Segment liabilities	325	155	480
Unallocated liabilities			3,026
Total liabilities			3,506

Other segment information
Acquisition of property & equipment, and other non-current assets	10	3	13
Unallocated acquisition of property & equipment, and other non-current assets			23
Depreciation and amortisation	26	79	105
Unallocated depreciation and amortisation			25

4. REVENUE AND EXPENSES

The following revenue and expense disclosure is relevant in explaining the performance of the entity:

	31 December	31 December
	2011	2010
	$’000	$’000
(a) Revenue
License fee	510	—
Manufacturing	725	1,196
Interest	185	298
	1,420	1,494
(b) Other income
Other revenue	18	25
	18	25
(c) Foreign exchange gains (losses)
Realised	223	(4)
Unrealised	(146)	(75)
	77	(79)
(d) Expenses
Depreciation & Amortisation	85	130
Employee benefits (excluding share-based payments)	1,166	1,654
Expense of share-based payments	122	38

(e) Other expenses
Legal costs	31	113
	31	113

5. TRADE AND OTHER PAYABLES

	31 December	30 June
	2011	2011
	$’000	$’000

Trade creditors (i)	338	233
Unearned revenue (ii)	692	832
Other creditors (iii)	758	1,668
Trade and other payables	1,788	2,733

Terms and conditions

Terms and conditions relating to the above financial instruments:

(i)             Trade creditors are non-interest bearing and are normally settled on 30 days terms.

(ii)          The unearned income of $692,000 represents payments in advance from Medigen to commence the manufacture of PI-88 in accordance with the Exclusive License and Collaboration Agreement between Medigen and Progen.

(iii)       Other creditors are non-interest bearing and have a term between 30 days and 12 months and includes fees of $393,000 payable to the Company’s investment bank upon completion of the divestment transaction.

6. ISSUED CAPITAL

a) Issued and paid up capital

	31 December	30 June	31 December
	2011	2011	2010
	$’000	$’000	$’000

Ordinary shares fully paid	152,217	152,217	152,217

b) Movements in shares on issue

	Number of
	Shares	$’000
At 1 January 2011	24,709,097	152,217
Shares issued	—	—
At 1 July 2011	24,709,097	152,217
Shares issued	—	—
At 31 December 2011	24,709,097	152,217

7. SUBSEQUENT EVENTS

There were no significant events subsequent to the reporting date.

8. CONTINGENT LIABILITIES AND ASSETS

License of muparfostat (formerly PI-88) to Medigen Biotechnology Corporation

On 30 June 2010, the Company executed a binding agreement with Medigen Biotechnology Corporation (Medigen) for the global licensing of muparfostat, the Company’s lead anti-cancer product formerly known as PI-88. The agreement is an exclusive worldwide License and Collaboration agreement with sub license rights for the commercialisation of PI-88 for the therapeutic and prophylactic treatment of cancer. PharmaSynth will provide manufacturing support to Taiwan-based Medigen to develop muparfostat with an initial focus on Taiwan and China.

The licence agreement provides for royalty payments on muparfostat sales as well as milestone payments at certain points in the product’s development.

9. EXPENDITURE COMMITMENTS

During the six month period ended 31 December 2011 the following expenditure commitments had been contracted but not provided:

•	Preclinical research study agreements of approximately $123,951
•	Clinical research study agreements of approximately $122,353
•	Consultant agreements of approximately $108,582
•	Purchase agreements of approximately $1,439
•	Lease payments of approximately $370,799

10. ADDITIONAL INFORMATION

Reconciliation of cash

For the purpose of the Statement of Cash Flows, cash and cash equivalents comprise the following:

	31 December	31 December
	2011	2010
	$’000	$’000

Cash at bank and in hand	3,317	2,510
Short-term deposits	4,126	10,218
Cash and cash equivalents	7,443	12,728

DIRECTORS’ DECLARATION

In the director’s opinion:

(a)

the attached financial statements and notes thereto comply with the Corporations Act 2001, Australian Accounting Standard AASB 134 ‘Interim Financial Reporting’, the Corporations Regulations 2001 and other mandatory professional reporting requirements;

(b)

the attached financial statements and notes thereto give a true and fair view of the Company’s financial position as at 31 December 2011 and of its performance for the financial half-year ended on that date; and

(c)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of directors made pursuant to section 303(5) of the Corporations Act 2001.

On behalf of the directors.

Stuart James
Chairman

Brisbane
28 February 2012

Chartered Accountants
& Business Advisers

INDEPENDENT AUDITOR’S REVIEW REPORT

TO THE MEMBERS OF PROGEN PHARMACEUTICALS LIMITED

Report on the Half-Year Financial Report

We have reviewed the accompanying consolidated half-year financial report of Progen Pharmaceuticals Limited which comprises the statement of financial position as at 31 December 2011, the statement of comprehensive income, statement of changes in equity and statement of cash flows for the half-year ended on that date, notes comprising a summary of significant accounting policies and other explanatory information, and the directors’ declaration of the consolidated entity. The consolidated entity comprises the Progen Pharmaceuticals Limited (the company) and the entities it controlled at 31 December 2011 or from time to time during the half-year ended on that date.

Directors’ Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2011 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Progen Pharmaceuticals Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

Tel: 61 7 3226 3555  | Fax: 61 7 3226 3500 | www.pkf.com.au

PKF  | ABN 83 236 985 726

Level 6, 10 Eagle Street |  Brisbane |  Queensland 4000  | Australia

GPO Box 1078  | Brisbane  | Queensland 4001

The PKF East Coast Practice is a member of the PKF International Limited network of legally independent member firms. The PKF East Coast Practice is also a member of the PKF Australia Limited national network of legally independent firms each trading as PKF. PKF East Coast Practice has offices in NSW, Victoria and Brisbane. PKF East Coast Practice does not accept responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Liability limited by a scheme approved under Professional Standards Legislation.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of the consolidated entity is not in accordance with the Corporations Act 2001 including:

(a)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2011 and of its performance for the half-year ended on that date; and

(b)	complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.

Emphasis of matter

Without qualifying our conclusion, we draw attention to Note 2 in the financial report, which indicates that the consolidated entity incurred a net loss of $1.962 million during the half-year ended 31 December 2011 and needs to raise additional funds to continue as a going concern. These conditions along with other matters set forth in Note 2, indicate the existence of a material uncertainty which may cast significant doubt about the consolidated entity’s ability to continue as a going concern and therefore, the consolidated entity may be unable to realise its assets and discharge its liabilities in the normal course of business.

P K F

Albert Loots

Partner

Dated at Brisbane this 28th day of February 2012